CONSENT of QUALIFIED PERSON

TO:	British Columbia Securities Commission

Alberta Securities Commission

Securities Division, Financial and Consumer Affairs Authority (Saskatchewan)

Ontario Securities Commission

Nova Scotia Securities Commission

Toronto Stock Exchange

I, Frank Wright, P.Eng., of F. Wright Consulting, #45-10605 Delsom Cres., Delta, British Columbia, Canada, consent to the public filing of the technical report titled “Canarc Resource Corp., NI 43-101 Technical Report for the El Compas Project, Zacatecas State, Mexico” with effective date January 19th, 2016 (the “Technical Report”) by Canarc Resource Corp.

I also consent to any extracts from or a summary of the Technical Report in the news release dated January 19th, 2016 of Canarc Resource Corp.

I certify that I have read the news release dated January 19th, 2016 filed by Canarc Resource Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this February 5th, 2016.

Frank Wright (Signed)

________________________

Signature of Qualified Person

Frank Wright

________________________

Print name of Qualified Person